Exhibit 99.2

Boston Scientific Contacts:
Milan Kofol, 508-650-8569, Investor Relations, Boston Scientific Corporation Paul Donovan, 508-650-8541, Media Relations, Boston Scientific Corporation Rubicon Medical Contact:
David Politis, Politis Communications, 801-523-3730(wk)/801-556-8184(cell), dpolitis@politis.com

FOR IMMEDIATE RELEASE

         Boston Scientific and Rubicon Medical Announce CE Mark for the
                        Rubicon Embolic Protection Filter

             Three sizes approved for use in Saphenous Vein Grafts,
                     Native Coronaries and Carotid Arteries

NATICK, MA and SALT LAKE CITY, UT - April 14, 2005 - Boston Scientific Corporation (NYSE: BSX) and Rubicon Medical Corporation (OTC BB: RMDC) today announced that Rubicon has received CE Mark for its Rubicon Filter(TM). The Rubicon Filter is an embolic protection system that traps and removes debris that may be dislodged during interventional procedures. It has been cleared for commercialization in three indications - saphenous vein grafts (SVG), native coronary arteries and carotid arteries - as well as in three sizes: 4mm, 5mm and 6mm filters. The Rubicon Filter has not been approved for sale in the United States.

"This is a big day for Rubicon Medical as we have been working toward these goals for some time," said Linder. "The Rubicon Filter performed marvelously in both native and SVG procedures, as well as in carotid applications. We have been working diligently in preparation for this approval, and I would like to personally thank all Rubicon Medical employees for their hard work and diligence in achieving this important milestone."

"The Rubicon Filter is a potential paradigm-shifting technology due to its low profile and ease of use," said Paul LaViolette, Boston Scientific Chief Operating Officer. "We look forward to marketing and selling the Rubicon Filter in markets where CE Mark clearance is accepted."

Rubicon Medical conducted two parallel clinical studies in Europe in support of CE Mark for the Rubicon Filter. The RULE-SVG study included 54 patients with either saphenous vein graft disease or coronary artery disease in the native coronary arteries, including a number of high-risk stenting procedures. These procedures were performed by leading cardiologists at hospitals in Germany and Italy, with many of the studies conducted by Prof. Eberhard Grube, M.D., Chief of Interventional Cardiology at Heart Center Siegburg in Siegburg, Germany.

In Rubicon's RULE-Carotid study, the Rubicon Filter was used in 60 procedures with patients suffering from significantly blocked carotid arteries, the main vessels in the neck, which feed blood directly to the brain. The procedures were performed by leading cardiologists at hospitals in Germany, with Prof. Joachim Schofer, M.D., Co-Founder of the Center of Cardiology and Vascular Intervention in Hamburg, Germany, serving as the Principal Investigator.

The Role of the Rubicon Filter as an Embolic Protection Device

To treat patients who have blood vessels partially or fully occluded (blocked) with plaque buildup on the vessel walls, surgeons will often utilize a small wire mesh tube known as a stent to prop open the target vein or artery. When used in conjunction with a stenting procedure, the Rubicon Filter is maneuvered into place and deployed downstream from the blockage prior to the delivery and opening of the stent, with the goal of allowing surgeons to capture and remove dislodged plaque from the blood vessel during and after the stenting procedure. Studies have identified such dislodged plaque (or embolic material) as a potential cause of heart attacks, stroke, kidney failure and death.

About Boston Scientific
-----------------------
Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties. For more information, please visit:
http://www.bostonscientific.com.

About Rubicon Medical
---------------------
Rubicon Medical Corporation (www.rubiconmed.com) is a Salt Lake City-based developer and manufacturer of interventional vascular medical devices and products. The company focuses on minimally invasive endovascular techniques and products that are safer and more cost effective than surgery.

Forward Looking Statements: All forward-looking statements in this release are based upon information available to the companies on the date of this release. Any forward-looking statements involve risks and uncertainties, including those risks and uncertainties described in each company's filings with the Securities and Exchange Commission, that could cause actual events or results to differ materially from the events or results described in the forward-looking statements, whether as a result of new information, future events or otherwise. Rubicon's Rubicon Filter has not yet been approved for sale in the U.S., and no assurance exists that such approval will be obtained. Likewise, there are no guarantees that Rubicon Filter sales and marketing efforts will be successful in regions where CE Mark clearance is accepted. Readers should not place undue reliance on these forward-looking statements.

                                      # # #